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                              February 2, 2021

       Pamela Yanchik Connealy
       Chief Financial Officer
       Immunovant, Inc.
       320 West 37th Street
       New York, NY 10018

                                                        Re: Immunovant, Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2020
                                                            Filed June 29, 2020
                                                            File No. 001-38906

       Dear Ms. Connealy:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended March 31, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Financial Operations Overview
       Research and Development Expenses, page 93

   1. Please disclose, in proposed disclosure to be provided in future filings, the costs incurred during each period
presented for each of your key research and development projects. If you do not track your
research and development costs by project, please disclose that fact and explain why you do
not maintain and evaluate research and development costs by
                                                        project. Provide other
quantitative or qualitative disclosure that provides more
                                                        transparency as to the
type of research and development expenses incurred (i.e. by nature or type of expense)
which should reconcile to total research and development expense on the Combined and
Consolidated Statements of Operations.
 Pamela Yanchik Connealy
Immunovant, Inc.
February 2, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3267 or Tracie Mariner at 202-551-3744 with any questions.



FirstName LastNamePamela Yanchik Connealy                Sincerely,
Comapany NameImmunovant, Inc.
                                                         Division of
Corporation Finance
February 2, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName